

December 1, 2010

R. Arthur Seaver, Jr.
Chief Executive Officer
Southern First Bancshares, Inc.
100 Verdae Boulevard, Suite 100
Greenville, South Carolina 29606

> **Re: Southern First Bancshares, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Form 10-Q for the quarterly period ended March 31, 2010**
> **Form 10-Q for the quarterly period ended June 30, 2010**
> **Form 10-Q for the quarterly period ended September 30, 2010**
> **File No. 000-27719**

Dear Mr. Seaver:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant